SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: September 30, 2010

Nerium Biotechnology, Inc.
(Exact name of registrant as specified in its charter)

11467 Huebner Road, Suite 175, Houston, Texas 78230
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (630) 887-2388

Canada	000-54051	14-1987900
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Nerium Biotechnology, Inc.

Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in U.S. dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of Nerium Biotechnology, Inc. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Nerium Biotechnology, Inc.

September 30, 2010

Nerium Biotechnology, Inc.- Financial Statements

Interim Consolidated Balance Sheets
(Unaudited - expressed in U.S. dollars)

	September 30,	December 31,
	2010	2009

Assets
Current assets
Cash and cash equivalents	$278,841	$380,800
Accounts receivable	2,022	7,892
Inventory (notes 2 and 3(i))	155,582	157,118
Prepaid expenses (note 5(b)(iv))	22,148	10,968

	458,593	556,778
Equipment and leaseholds (note 4)	191,375	192,243

	$649,968	$749,021

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$46,341	$64,171

Shareholders' Equity
Share capital (note 5)	5,507,566	4,793,808
Shares to be issued (notes 5(b)(i) and (iii))	-	37,594
Contributed surplus (note 6)	1,410,215	752,008
Deficit	(6,314,154)	(4,898,560)

	603,627	684,850

	$649,968	$749,021

Going Concern (note 1)

The accompanying notes are an integral part of these interim consolidated financial statements.

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Changes in Shareholders' Equity for the year ended December 31, 2009 and the nine month period ended September 30, 2010 (Unaudited) (expressed in U.S. dollars)

	Shares	Share	Shares to	Contributed
	Outstanding	Capital	be issued	Surplus	Deficit

Balance, December 31, 2008	30,515,156	$4,100,157	$-	$718,407	$(3,597,377)
Issued on private placement	545,925	545,925	-	-	-
Cancellation of certain founding shareholders' shares, net	(840,000)	(761)	-	761	-
Shares issued in accordance with agreements	148,487	148,487	-	-	-
Shares to be issued	-	-	37,594	-	-
Founding shareholder settlement	-	-	-	32,840	-
Net loss for the year	-	-	-	-	(1,301,183)

Balance, December 31, 2009	30,369,568	$4,793,808	$37,594	$752,008	$(4,898,560)
Issued on private placement (note 5(b)(i))	204,465	204,465	(2,194)	-	-
Options exercised (note 7)	150,000	15,000	-	-	-
Fair value of options exercised	-	11,769	-	(11,769)	-
Issued on private placement (note 5(b)(ii))	500,000	500,000	-	-	-
Fair value of warrants (note 5(c))	-	(161,476)	-	161,476	-
Shares issued in accordance with agreements (note 5(b)(iii) and (iv))	60,000	60,000	(35,400)	-	-
Issued on private placement (note 5(v))	56,000	84,000	-	-	-
Fair value of options granted (note 7)	-	-	-	508,500	-
Net loss for the period	-	-	-	-	(1,415,594)

Balance, September 30, 2010	31,340,033	$5,507,566	$-	$1,410,215	$(6,314,154)

The accompanying notes are an integral part of these interim consolidated financial statements.

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Operations and Comprehensive Loss
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Revenue
Sales	$93,103	$93,937	$221,550	$296,771
Medical services	208	-	1,168	-

	93,311	93,937	222,718	296,771
Cost of sales (note 3)	49,344	34,328	89,502	106,915

Gross profit	43,967	59,609	133,216	189,856

Expenses
General and administrative (notes 3, 5(b)(iii))	242,174	244,455	698,127	697,912
Stock-based compensation (note 7)	508,500	-	508,500	-
Research and development	84,025	215,653	313,638	397,816
Loss on foreign exchange	273	409	811	781
Amortization	9,386	10,777	28,043	30,634

	844,358	471,294	1,549,119	1,127,143

Loss from operations	(800,391)	(411,685)	(1,415,903)	(937,287)
Interest and other income	30	490	309	1,725

Net loss and comprehensive loss for the period	$(800,361)	$(411,195)	$(1,415,594)	$(935,562)

Basic and diluted loss per share (note 8)	$(0.03)	$(0.01)	$(0.05)	$(0.03)

The accompanying notes are an integral part of these interim consolidated financial statements.

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)
	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Cash flow from operating activities
Net loss for the period	$(800,361)	$(411,195)	$(1,415,594)	$(935,562)
Items not affecting cash:
Amortization	9,386	10,777	28,043	30,634
Stock-based compensation	508,500	-	508,500	-
Common shares issued in accordance with certain agreements (note 5(b)(iii) and (iv))	-	148,487	60,000	148,487

	(282,475)	(251,931)	(819,051)	(756,441)
Changes in non-cash working capital balances:
Accounts receivable	(1,251)	241	5,870	(1,327)
Inventory	15,984	21,918	1,536	28,629
Prepaid expenses	1,719	11,400	(11,180)	3,694
Accounts payable and accrued liabilities	7,017	1,902	(17,830)	(103,727)

	(259,006)	(216,470)	(840,655)	(829,172)

Cash flow from investing activities
Proceeds from sale of equipment	-	-	-	3,489
Purchase of equipment and leaseholds	-	-	(27,175)	(8,267)

	-	-	(27,175)	(4,778)

Cash flow from financing activities
Issuance of common shares, net of share issue costs	84,000	202,000	750,871	490,925
Proceeds from exercise of stock options	-	-	15,000	-
Shares to be issued	-	1,000	-	1,194

	84,000	203,000	765,871	492,119
Decrease in cash and cash equivalents	(175,006)	(13,470)	(101,959)	(341,831)
Cash and cash equivalents, beginning of period	453,847	571,782	380,800	900,143
Cash and cash equivalents, end of period	$278,841	$558,312	$278,841	$558,312

Included in cash and cash equivalents is:
Cash	$92,404	$96,731	$92,404	$96,731
Money market investments	186,437	461,581	186,437	461,581

	$278,841	$558,312	$278,841	$558,312

The accompanying notes are an integral part of these interim consolidated financial statements.

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)

1.	Basis of Presentation, Business of the Company and Going Concern

The Company was incorporated in Canada on June 1, 2006.  Effective December 31, 2006, the Company entered into a Share Exchange Agreement (the "Share Agreement") with Phoenix Biotechnology Inc. ("Phoenix US"), whereby the Company acquired a 100% ownership in Phoenix Biotech Ltd. ("Phoenix BVI"), which was incorporated in the British Virgin Islands on June 23, 2006, in exchange for the issuance of 22,610,045 common shares of the Company to Phoenix US shareholders.

Phoenix BVI holds a majority ownership in four Latin American subsidiaries (collectively, the "Latin American Subsidiaries") as follows: 100% ownership of Drogueria Salud Integral S. de R.L. ("DSI"), 99.94% ownership of Salud Integral S.A. de C.V. ("SI"),  99.99% ownership of Farmacia Salud Integral, S. de R.L. ("FSI") and 91% ownership of Salud Integral de El Salvador LTDA. de C.V. ("SIES").

Prior to the Share Agreement, Phoenix BVI and the Latin American Subsidiaries were majority owned by Phoenix US.  Phoenix US and the Company are ultimately controlled by the same shareholders.

A minority interest in respect of the Latin American Subsidiaries has not been recorded as the losses applicable to the non-controlling interests in the Latin American Subsidiaries exceed the non-controlling interests in the capital of the Latin American Subsidiaries.

The Latin American Subsidiaries were incorporated in Honduras and El Salvador and own the rights in these jurisdictions where they are permitted to market Anvirzel as a therapeutic agent with activity against cancer and as a non-toxic adjuvant agent when used with traditional chemotherapy and radiotherapy.  Phoenix BVI is in the process of transitioning from the marketing of Anvirzel as an intramuscular injection to the development and marketing of oleander-based products which are delivered orally.

On September 29, 2010, the Company incorporated a wholly-owned subsidiary Nerium SkinCare, Inc., a Texas Corporation.

In order to meet future expenditures and cover administrative costs,  the Company will need to raise additional financing.  Although the Company has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company.  These unaudited interim consolidated financial statements have been prepared on a going concern basis that assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  These unaudited interim consolidated financial statements do not reflect any adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable operations or obtain adequate financing.

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements.  Accordingly, they do not contain all of the disclosures required by Canadian GAAP for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated annual financial statements for the year ended December 31, 2009, as they follow the same accounting policies and methods of their application as the consolidated annual financial statements for the year ended December 31, 2009.

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)

2.	Inventory

	September 30,	December 31,
	2010	2009

Raw materials and consumables	$59,022	$80,896
Supplies	23,903	24,706
Medicine (finished goods)	72,657	51,516

	$155,582	$157,118

3.	Related Party Transactions, Balances and Commitments

During the nine month period ended September 30, 2010, the Company entered into the following related party transactions:

	September 30,	September 30,
	2010	2009

Land lease payments to Phoenix US (i)	$-	$39,768

Consulting services (ii)	$25,000	$40,000

(i)
The Company paid Phoenix US a total of $Nil (2009 - $39,768) during the nine month period ended September 30, 2010 and $Nil (2009 - $13,256) for the three month period ended September 30, 2010 for access to its leased premises to harvest raw materials.  This amount was recorded in raw materials inventory.

(ii)
The Company incurred consulting fees of $25,000 (2009 - $40,000) during the nine month period ended September 30, 2010 and $5,000 (2009 - $10,000) for the three month period ended September 30, 2010 for services provided by a director of the Company.  This amount is included in general and administrative expenses.

In addition, during the three and nine month periods ended September 30, 2010,  the Company entered into related party transactions with certain shareholders in accordance with long-term commitments as follows:

(a)
The Company has entered into two separate agreements with one of its minority shareholders.  The first agreement, a production and purchasing agreement effective June 2004, entitles the minority shareholder to receive $3.25 per vial of Anvirzel sold to third parties in exchange for the use of facilities and production supervision.  The second agreement, a consulting agreement effective January 2007, entitles the minority shareholder to receive $3.25 per vial of Anvirzel sold to third parties in exchange for consulting services in relation to the production of Anvirzel.  Both agreements remain in effect for as long as Anvirzel is produced in Honduras.

The Company paid amounts totaling $4,861 (2009 - $7,734) for the nine month period ended September 30, 2010 and $1,665 (2009 - $2,617) for the three month period ended September 30, 2010 to this minority shareholder in accordance with these long-term agreements.  These amounts are included in cost of sales.

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)

3.	Related Party Transactions, Balances and Commitments - continued

(b)
Prior to 2004, the Company entered into a consulting agreement with one of its minority shareholders.  The agreement entitles the minority shareholder to receive $1.00 per vial of Anvirzel sold to third parties in Central America and $2.00 per vial for patients coming from countries other than Central America, to a maximum of $20,000 per month, expiring in 2018.

The Company paid amounts totaling $1,483 (2009 - $2,403) for the nine month period ended September 30, 2010 and $510 (2009 - $830) for the three month period ended September 30, 2010 to this minority shareholder in accordance with the long-term agreement.  These amounts are included in cost of sales.

The transactions with the related parties are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to the related parties are non-interest bearing with no specified maturity date.

4.	Equipment and Leaseholds

			September 30, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Laboratory furniture and equipment	$295,644	$149,657	$145,987
Vehicles	32,439	32,426	13
Clinic and office furniture and equipment	196,053	175,391	20,662
Computer equipment	48,228	23,515	24,713
Leasehold improvements	122,480	122,480	-

	$694,844	$503,469	$191,375

	December 31,
			2009

	Cost	Accumulated Amortization	Net Book Value

Laboratory furniture and equipment	$268,469	$130,371	$138,098
Vehicles	32,439	32,398	41
Clinic and office furniture and equipment	196,053	167,562	28,491
Computer equipment	48,228	22,739	25,489
Leasehold improvements	122,480	122,356	124

	$667,669	$475,426	$192,243

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)

5.	Share Capital

(a)	Authorized

Unlimited	Common shares

(b)	Issued

	Shares	Amount
As at December 31, 2009	30,369,568	$4,793,808
Private placement (i)	204,465	204,465
Stock options exercised (note 7)	150,000	15,000
Fair value of stock options exercised	-	11,769
Private placement (ii)	500,000	500,000
Fair value of warrants (note 5(c))	-	(161,476)
Shares issued in accordance with agreement (iii)	50,000	50,000
Shares issued in accordance with agreement (iv)	10,000	10,000
Private placement (v)	56,000	84,000

As at September 30, 2010	31,340,033	$5,507,566

(i)
In December 2007, the Company's Board of Directors approved a private placement of up to 2,000,000 common shares of the Company at a subscription price of $1.00 per common share.  The private placement was amended in March 2010 to 2,075,500 common shares under the same terms and conditions in order to accommodate an oversubscription of 75,500 common shares.  During the nine month period ended September 30, 2010, the Company issued 204,465 shares for gross proceeds of $204,465 of which $2,194 was received in advance and included in shares to be issued as at December 31, 2009.

(ii)
In April 2010, the Company's Board of Directors approved a non-brokered private placement of units of the Company at a subscription price of $1.00 per unit.  During the nine month period ended September 30, 2010, the Company issued 500,000 units for gross proceeds of $500,000.  Each unit consisted of one common share and one common share purchase warrant.  One warrant entitles the holder to purchase one additional common share of the Company at a price of $1.25 per share expiring May 5, 2011.

(iii)
During 2009, the Company received consulting services in exchange for 35,400 shares to be issued subsequent to year-end, with an estimated fair value of $35,400.  The Company continued to receive consulting services up to the end of the consulting term in April 2010. Upon completion of the consulting term the Company issued 50,000 common shares for the consulting services rendered. These amounts are included in general and administrative expenses for the nine month period ended September 30, 2010.

(iv)
In May 2010, the Company issued 10,000 common shares in accordance with a consulting agreement.  This transaction was recorded at the fair value of the common shares of $10,000 resulting in an increase to share capital and a corresponding increase to prepaid expenses for the nine month period ended September 30, 2010.

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)

5.	Share Capital - continued

(b)	Issued - continued

(v)
In April 2010, the Company's Board of Directors approved a non-brokered private placement of common shares of the Company at a subscription price of $1.50 per share. During the nine month period ended September 30, 2010, the Company issued 56,000 common shares for gross proceeds of $84,000.

(c)	Warrants

A summary of the Company's warrant activity is as follows:

	Number of Warrants		Exercise Price
	2010	2009	2010	2009

Outstanding, beginning of period	-	-	$-	$-
Issued (note 5(b)(ii))	500,000	-	1.25	-

Outstanding, end of period	500,000	-	$1.25	$-

The fair value of the 500,000 warrants issued in May 2010 is $161,476.  The fair value of the warrants was estimated using the Black-Scholes pricing model based on the following assumptions: risk-free interest of 1.89%; volatility of 143%; expected dividend yield of 0% and expected life of one year.  The warrants expire on May 5, 2011.

6.	Contributed Surplus

September 30,
2010

Balance, beginning of period	$752,008
Fair value of stock options exercised	(11,769)
Stock-based compensation (note 7(i))	508,500
Fair value of warrants (note 5(b)(ii))	161,476

Balance, end of period	$1,410,215

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)

7.	Stock-Based Compensation

The Company has reserved and set aside up to 6,256,000 common shares for the granting of options to directors, officers, employees and consultants.  The terms of the awards under the Plan are determined by the Board of Directors.

A summary of the status of the Company's outstanding stock options as of September 30, 2010 and 2009 and changes during the nine month periods ending on those dates is presented in the following table.

		2010		2009

		Weighted-average		Weighted-average
	Stock options	exercise price	Stock options	exercise price

	#	CDN$	#	CDN$

Outstanding, beginning	3,030,000	$0.32	3,030,000	$0.32
Granted (i)	450,000	1.22	-	-
Exercised	(150,000)	0.10	-	-
Expired	(150,000)	0.10	-	-

Outstanding, ending	3,180,000	$0.47	3,030,000	$0.32

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at September 30, 2010 are as follows:

	Options Outstanding			Options Exercisable

			Weighted-
		Weighted-	Average		Weighted-
		Average	Remaining		Average
Exercise		Exercise	Contractual		Exercise
Prices	Outstanding	Price	Life	Exercisable	Price

CDN$	#	CDN$	Years	#	CDN$

$0.10	1,620,000	$0.10	1.30	1,620,000	$0.10
$0.50	800,000	$0.50	1.78	800,000	$0.50
$1.22	310,000	$1.22	2.79	310,000	$1.22
$1.22	450,000	$1.22	4.91	450,000	$1.22

	3,180,000	$0.47	2.07	3,180,000	$0.47

(i)
The fair value of 450,000 stock options granted to certain directors on August 26, 2010, which vested immediately, was determined to be $508,500 at $1.13 per option, using the Black Scholes model for pricing options. This amount was recorded as an increase to stock-based compensation expense and an increase to contributed surplus.  The following assumptions were used: risk free interest rate of return of 2.06%, expected volatility of 156%, dividend yield of 0% and expected life of 5 years.

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)

8.	Loss Per Share

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Numerator:
Net loss attributable to common shareholders - basic and diluted	$(800,361)	$(411,195)	$(1,415,594)	$(935,562)

Denominator:
Weighted-average common shares outstanding - basic and diluted	31,288,903	29,821,566	30,970,930	29,988,312

Basic and diluted loss per common share	$(0.03)	$(0.01)	$(0.05)	$(0.03)

As a result of the net losses for the three and nine month periods ended September 30, 2010 and 2009, the potential effect of the exercise of stock options was anti-dilutive.  Therefore, 3,180,000 (September 30, 2009 - 3,030,000) options were excluded from the computation of weighted-average number of diluted common shares outstanding because their impact would be anti-dilutive.

9.	Commitments

At September 30, 2010, the Company was committed to operating lease payments for its various premises in the following amounts:

2010	$35,447
2011	89,874
2012	72,000
2013	48,000

$245,321

Research and Development

As at September 30, 2010, the Company was committed to outsource certain research and development activities to third parties.  Payments for future expenditures in accordance with the terms of certain agreements is estimated to be $45,000.

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)

10.	Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities.  The carrying value of the financial instruments approximates their fair value because of the short-term maturities of these items.

The Company's risk exposure and the impact on its financial instruments is summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its contractual obligations.  The Company is exposed to credit risk on its cash and cash equivalents and accounts receivable.

The Company has deposited the cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss is minimal.  The Company's cash and cash equivalents are not subject to any external restrictions.

Management believes that credit risk concentration with respect to the financial instruments included in accounts receivable is remote.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents.  Fluctuations in market interest rates do not have a significant impact on the Company's results of operations due to the short-term nature of interest bearing cash and cash equivalents.

Accounts payable and accrued liabilities bear no interest.

Currency risk

The Company is exposed to currency fluctuations as a significant amount of its accounts payable and accrued liabilities are denominated in Canadian dollars and Honduran Lempira.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at September 30, 2010, a change in the Canadian dollar of +/- 10% against the U.S. dollar with all other variables held constant, would have an impact on net loss for the period of $1,749.

As at September 30, 2010, a change in the Honduran Lempira of +/- 10% against the U.S. dollar with all other variables held constant, would have an impact on net loss for the period of $1,983.

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)

11.	Capital Disclosure

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations.  The Company includes shareholders' equity in the definition of capital.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the nine month period ended September 30, 2010.  The Company is not subject to externally imposed capital requirements.

12.	Segmented Information

The Company has one operating segment, being the production and sale of Anvirzel.  The Company's sales and equipment and leaseholds by geographical area are as follows:

Sales

All Company sales originate in Honduras where Anvirzel is produced and shipments originate.  It is not practicable to provide geographical information by customer location.

Equipment and leaseholds
	September 30,	December 31,
	2010	2009

United States	$23,065	$29,185
Honduras	168,310	163,058

	$191,375	$192,243

13.	Subsequent Event

The Company entered into the following transaction subsequent to September 30, 2010:

(a)	184,500 common shares at a subscription price of $1.50 per share were issued for gross proceeds of $276,750 in connection with a non-brokered private placement.

14.	Comparative Figures

Certain amounts from prior years have been reclassified to conform to the current year's presentation.

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)

15.	Differences Between Canadian and United States Accounting Principles

These unaudited interim consolidated financial statements of the Company for the period ended September 30, 2010 have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP").  In the following respects, generally accepted accounting principles as applied in the United States ("US GAAP") and practices prescribed by the United States Securities and Exchange Commission differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the period ended September 30, 2010 if US GAAP were employed.  Similarly, there would be no adjustments required to the balance sheet, other than the presentation difference noted below regarding accounts payable and accrued liabilities, including shareholders' equity as at September 30, 2010 if US GAAP were employed.

There is no difference in the cash flows presented under US GAAP.

Accounts payable and accrued liabilities

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the unaudited interim consolidated financial statements on an aggregate basis.  US GAAP requires that the accounts payable and accrued liabilities be presented in the unaudited interim consolidated financial statements as follows:

	September 30,	December 31,
	2010	2009

Trade accounts payable	$6,575	$9,028
Employee related accruals	13,948	3,826
Other accrued liabilities	25,818	51,317

	$46,341	$64,171

Income taxes

Under US GAAP, the Financial Accounting Standards Board (“FASB”) issued interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”), as codified in ASC 740, Income taxes.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Under Canadian GAAP, there is no such interpretation; however, there were no significant differences for the reserve related to income tax contingencies for the data presented.

In addition, under Canadian GAAP, income taxes are measured using enacted or substantively enacted tax rates, while under US GAAP; measurement is based on enacted tax rates.  There were no significant differences between enacted and substantively enacted rates for the data presented.

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30 (Unaudited)
(expressed in U.S. dollars)

15.	Differences Between Canadian and United States Accounting Principles - continued

Stock-based compensation

For US GAAP purposes, the Company accounts for stock-based compensation associated with stock options as codified in ASC 718, Stock Compensation ("ASC 718").  Consistent with Canadian GAAP, ASC 718 requires that all share based payments to employees, including grants of employee stock options, be recognized based on the fair values of the options as they vest.  However, in calculating compensation to be recognized, ASC 718 requires the Company to estimate forfeitures.  Under Canadian GAAP the Company accounts for forfeitures as they occur.  The effects of forfeitures are immaterial and no adjustments for any periods presented in these unaudited interim consolidated financial statements are required.

Recent accounting pronouncements

Recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed to have a material impact on the Company's present or future consolidated financial position.

Management Discussion and Analysis of Financial Condition and Results of Operations.

Three months Ended September 30, 2010 compared to three months Ended September 30, 2009.

Revenues for the three months ended September 30, 2010 totaled $93,311, a decrease of $626 or .6% from the $93,937 for the corresponding period of the prior year. The decrease is entirely attributable to a decrease in the price per unit sold of $75, and sometimes more, as the economic downturn continues to adversely affect patients seeking alternative cancer therapy.

Cost of goods sold totaled $49,344 for the three months ended September 30, 2010, an increase of $15,016, or 43.7%, from the $34,328 for the three months ended September 30, 2009. This increase resulted from a increase in the sales of vials, but at a lower price, during the three months ended September 30, 2010. The gross profit margin was 46.5% for the three-months ended September 30, 2010, compared to 63.5% for the three month ended September 30, 2009.

General and administrative expenses  totaled $242,174 for the three month ended September 30, 2010, an increase of $2,281, or .9%, from the $244,455 for the corresponding period of the prior year as there were only minor changes in the various items which comprise  general and administrative expenses.

Stock based compensation expenses totaled $508,500 for the three months ended September 30, 2010 compared to $.0 for the corresponding period of the prior year. All of the stock based compensation expenses for the three months ended September 30, 2010 resulted from the grant of 450,000 stock options to certain directors on August 26, 2010, all of which vested immediately. The fair value of these options was $508,500 or $1.13 per share using the Black-Scholes model for pricing options.

Research and development expenses totaled $84,025 for the three-months ended September 30, 2010, a decrease of $131,625, or 61.0%, from the $215,653 for the three-months ended September 30, 2009. This decrease resulted because of a payment of $100,000 for the monkey clinical trial in 2009.   Because clinical trial contracts generally require two payments, one a pre-payment and the second at the conclusion of the clinical trial in an unknown amount, prepayments are expensed as paid because it is impossible to predict either the amount due or the length of the clinical trial. However, normal research expenses are expensed as incurred. Because the Company was unable to determine the length of the clinical trial or the amount owing at its conclusion, the pre-payment for the monkey trial was expensed when paid, accounting for the bulk of the change in research and development expenses between the two periods ending September 30, 2009 and 2010, respectively.

Losses on foreign exchange occur because of changes in the value of the Honduran currency against the U.S. dollar. Foreign currency losses for the three-months ended September 30, 2010 totaled $273,  while foreign exchange losses totaled $409 for the three-months ended September 30, 2009, both amounts being insignificant as a percentage of total expenses.

Amortization for the three months ended September 30, 2010 totaled $9,386, a decrease of $1,391, or 12.9%, from the $10,777 for the three months ended September 30, 2009. This decrease resulted from fewer amortizable assets particularly leasehold improvements which are now fully amortized.

As a result of the foregoing, the Company's expenses for the three months ended September 30, 2010 totaled $844,358, an increase of $373,064, or 79.2%, from the $471,294 for the three-months ended September 30, 2009.  This produced a loss from operations of $800,391 for the three months ended September 30, 2010, an increase of $388,706, or 94.4%, from the $411,685 loss from operation for the three-months ended September 30, 2009.

For the three months ended September 30, 2010 the company had interest and other income of $30,  a decrease of $460, or 93.9% , from the $490 for the three-months period ended September  30, 2009. This decrease resulted from both reduced interest rates and reduced balances on which interest was paid.

Because of the foregoing, the comprehensive loss for the three-months ended September 30, 2010 totaled $800,361, or $.03 per share, an increase of $389,166, or 94.6%, from the $411,195 for the three-months ended September 30, 2009.

Nine months ended September 30, 2010 compared to the nine months ended September 30, 2009.

Revenue for the nine months ended September 30, 2010 totaled $222,718, a decrease of $74,053 or 24.9% from the $296,721 for the nine months ended September 30, 2009. This decrease resulted from a lower sale price per unit sold.

Cost of goods sold for the nine months ended September, 2010 totaled $89,502, a decrease of $17,413, or 16.3%, from the $106,915 for the corresponding period of the prior year. This decrease resulted from reduced sales of unit sales.

The gross profit margin for the nine months ended September 30, 2010 was 59.8 % compared with 64.0% for the nine months ended September 30, 2009.

General and administrative expenses for the nine months ended September 30, 2010 totaled $698,127, an increase of $225, or virtually unchanged from the corresponding period of the prior year.

Stock based compensation for the nine months ended September 30, 2010 totaled $508,500 compared to $0 for the corresponding period of the prior year. All of the stock based compensation expense for the nine months ended September 30, 2010 resulted from the grant of 450,000 stock options to certain directors on August 26, 2010, all of which vested immediately. The fair value of these options was $508,500, or $1.13 per share, using the Black -Scholes model for pricing options.

Research  and development expenses for the nine months ended September 30, 2010 totaled $313,638, a decrease of $84,628 or 21.3% ,from the $397,816 for the corresponding period of the prior year. This decrease resulted because of a payment of $100,000 for the monkey clinical trial in 2009. Because clinical trial contracts generally require two payments, one a prepayment and the second at the conclusion of the clinical trial and in an unknown amount, prepayments are expensed when paid because it is impossible to predict either the length of the clinical trial or the amount payable at the conclusion of the clinical trial. However, normal research and development expenses are expensed as incurred. Because the Company was unable to determine the length of the clinical trial, or the amount owing at its conclusion, the prepayment was expensed when paid, accounting for the bulk of the change in research and development expenses between the two nine month periods ending September 30, 2009 and 2010, respectively.

Losses on foreign exchange occur because of changes in the value of the Honduran currency against the U.S. dollar. Foreign currency losses for the nine-months ended September 30, 2010 totaled $811 compared with $781 for the nine-months ended September 30, 2009, both amounts virtually identical and insignificant as a percentage of total expenses.

Amortization for the nine-months ended September 30, 2010 totaled $28,043,  a decrease of $2,591,  or 8.5%, from the $30,634 for the nine-months ended September 30, 2009. The decrease resulted from fewer amortizable assets, particularly  leasehold improvements which are now fully amortized.

As a result of the foregoing, the Company's expenses for the nine-months ended September 30, 2010 totaled $1,549,119, an increase of $421,876, or 34.7%, from the $1,127,143 for the nine-months ended September 30, 2009.  This produced a loss from operations of $1,415,903, an increase of $478,616, or 51.1%, from the $937,287 loss from operation for the nine-months ended September 30, 2009.

For the nine-months ended September 30, 2010, the company also had interest and other Income of $309, a decrease of $1,416, or 82.1%, from the $1,725 for the nine-months ended September 30, 2009. This decrease resulted from both reduced interest rates and reduced balances on which interest was paid.
Because of the foregoing, the comprehensive loss for the nine-months ended September 30, 2010 totaled $1,415,594, or $.05 per share an increase of 480,032, or 51.3%, from the $935,562, or $.03 per share of comprehensive loss for the nine months ended September 30, 2009.

Liquidity and Capital Resources

As of September 30, 2010, the Company had unrestricted cash of $278,841 and working capital of $412,252. This compares with unrestricted cash of $380,800 and working capital of $492,607 as of September 30, 2009.

Cash used in operation activities totaled $840,655 for the nine months ended September 30, 2010, an increase of $11,483, or 1 .4%, from the $829,172 used in operation for the nine months ended September 30, 2010. This modest increase resulted from a larger net operating loss, lower amortization and a smaller charge for shares issued in satisfaction of corporate obligations which were partially offset by a charge for stock based compensation and smaller charges in non-cash working capital balances.

Cash used in investing activities for the nine month ended September 30, 2010 totaled $27,175, all from the purchase of equipment. This was an increase of $22,397, or 468.7%, from the $4778 of cash used in investing activities for the nine months ended September 30, 2009.  For  the nine months ended September 30, 2009,  the Company purchased $8267  of equipment which was partially offset by proceeds from the sale of equipment of $3489.

Cash provided from financing activities for the nine months ended September 30, 2010 totaled $765,871, an increase of $273,752, or 55.6%, from the $492,119 of cash provided by financing activities for the nine months ended September 30, 2009. For the nine months ended September 30, 2010, $750,871 of cash came from the sale of common stock and $15,000 of cash from the exercise of stock options. For the nine months ended September 30, 2009, $490,925 of cash came from the sale of common stock and $1,194 of cash from shares to be issued.

As a result of the foregoing, the Company’s unrestricted cash decreased by $101,959 from $380,800 to $278,841.

Although the Company had cash of $278,841 and working capital of $412,252, the Company has insufficient funds to carry out its business plan for the next twelve (12) months. Traditionally, the Company has funded its operation through the sale of its shares. Therefore, unless the Company is able to continue to sell its shares in amounts sufficient to cover its cash flow, losses, and capital expenditure requirements, it will be unable to continue as a going concern.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nerium Biotechnology, Inc.

November 15, 2010	/s/ Dennis R. Knocke
Dennis R. Knocke
President & Chief Executive Officer